08004006

082-34867

TRINIDAD
DRILLING LTD

TDG

SEC
Mail Processing
Section

JUL 28 2008

Washington, DC
105

July 18, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated July 17, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

PROCESSED
JUL 31 2008
THOMSON REUTERS

7/30

TRINIDAD
DRILLING
TDG

**NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**FOR IMMEDIATE RELEASE: Thursday, July 17, 2008**

**TSX SYMBOL: TDG**

## TRINIDAD DRILLING LTD. ANNOUNCES ADDITIONAL CUSTOMER BACKED RIG CONSTRUCTION PROGRAM

**CALGARY, ALBERTA** – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce a seven drilling rig construction program backed by long-term, take-or-pay contracts with two major North American oil and gas exploration and production companies. This rig construction program is in addition to the nine drilling rigs and six service rigs Trinidad announced it is constructing earlier this year.

"Trinidad's reputation for providing superior equipment and performance continues to be recognized by our customers." said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "The strong demand we are seeing for our "built-for-purpose" rigs demonstrates the growing need in the industry for high-quality, technologically-advanced drilling rigs and reflects our customer's confidence in our ability to meet these needs."

"After recognizing the trend towards deeper, more technically-challenging drilling in the U.S., we made our initial expansion into the Texas area in 2005. We will now have more than half our drilling fleet based in the U.S. market and consider this a core part of our business and key area for future growth opportunities. This construction program continues our strategic direction and further increases our presence in the U.S., providing more stability to revenue through additional long-term contracts and greater exposure to a less seasonal market." said Mr. Whitmarsh.

### Customer Backed Seven Drilling Rig Construction Program

Trinidad has signed long-term contracts to provide seven new 1500 horsepower drilling rigs with a depth capacity of 18,000 feet. All seven rigs will be operating in the United States, with six rigs backed by five-year take-or-pay contracts and one backed by a three-year take-or-pay contract. These contracts provide Trinidad with a guaranteed utilization rate of 100 percent on these rigs over their respective contract terms.

The total construction costs for the seven rigs are expected to be approximately C$105 million. Trinidad intends to fund the rig construction program from operating cash flow and funds available under its existing credit facility. In addition, Trinidad expects to use the funds received from the recently announced barge rig sale of approximately US$54 million to partially fund its current construction plans. Once completed, these rigs are expected to add a stable stream of additional revenue for Trinidad and generate solid returns on our original investment, in turn creating value for our shareholders.

Trinidad will construct and commission the rigs at its in-house manufacturing facility, Mastco, and they will be equipped with a suite of AC driven machinery which will be monitored and operated by the company's state-of-the-art proprietary control systems. Additionally, the rigs will have built in skidding systems which will allow them the ability to drill multiple pad or single pad well sites without affecting their mobility between these types of locations.

The rigs are all expected to be delivered before the end of 2009 and are currently planned to drill in the Haynesville Shale in North Louisiana, one of the key emerging unconventional gas plays in the U.S.

The key benefits following the completion of this rig construction program are anticipated to include:

- Increased operating cash flow per common share and free cash flow available for future growth opportunities or debt repayment;
- Additional revenue stability and protection from industry volatility with the long-term, take-or-pay contracts;
- Lower debt levels relative to cash flow, total assets and equity and
- Increased presence in the larger and less seasonal United States drilling market.

In May 2008, Trinidad announced that it was constructing nine new drilling rigs all backed by long-term, take-or-pay contracts and six new service rigs. The construction of these rigs is proceeding as expected and Trinidad does not anticipate any issues with delivery timing or cost escalation at this stage.

Following the completion of both construction programs, Trinidad's United States drilling fleet will increase to 64 rigs. The United States fleet combined with the Canadian drilling fleet of 62 rigs will give Trinidad a total of 126 drilling rigs.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

**Advisory Respecting Forward-Looking Statements**

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were

used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

**For further information please contact:**

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END